UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated March 3, 2008
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-141478) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated February 11, 2008.
•	Press Release dated February 13, 2008.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date:	March 3, 2008	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Ontario Energy Board Approves Enbridge Gas Distribution’s
Multi-Year Incentive Rate Setting Plan
Toronto, Ontario, February 11, 2008 — The Ontario Energy Board (OEB) today approved a settlement agreement reached between Enbridge Gas Distribution Inc. (Enbridge Gas Distribution or the Company) and ratepayer representatives in connection with the Company’s application for an incentive regulation rate setting mechanism.
The agreement provides the methodology for establishing distribution rates for a five- year period (2008-2012 inclusive) by means of a formula. As a result, extensive annual public hearings to establish rates will not be required.
In giving its approval, the OEB recognized that the agreement will put downward pressure on rates by encouraging new levels of efficiency within the utility. The plan is designed to share the benefits of new efficiencies with customers. The agreement also provides the regulatory stability needed for anticipated investment in Enbridge Gas Distribution’s Ontario natural gas distribution system.
Revenues to be recovered through rates will be determined each year by a formula that takes into account a portion of the rate of inflation and the total number of customers served.
The agreement provides an envelope of revenue growth of about three per cent for each of the next five years and rate increases for residential customers of two per cent. However, for 2008 only, revenue growth will be offset by certain one-time adjustments and annual bills are estimated to increase this year by less than half of one per cent for a typical residential customer, excluding the cost of natural gas. Other features include changes to the fixed charge component of rates and a provision for the sharing of earnings with customers if earnings exceed a defined threshold.
A copy of the decision is available at the OEB’s website (www.oeb.gov.on.ca).
Enbridge Gas Distribution has been in business for 160 years and is Canada’s largest natural gas distribution company. Enbridge Gas Distribution is a wholly-owned subsidiary of Enbridge Inc., a Canadian-based leader in energy transportation and distribution. As a distributor of energy, Enbridge owns and operates distribution utilities that distribute natural gas to more than 1.8 million customers in Ontario, New Brunswick, southwestern Quebec and upper New York State.

Contacts:
Enbridge Gas Distribution Inc.	Enbridge Inc.
Debbie Boukydis	Anu Phatak
Media	Investment Community
(416) 495-5682	(403) 231-5942
Email: debbie.boukydis@enbridge.com	Email: anu.phatak@enbridge.com
Website: www.enbridge.com	Website: www.enbridge.com

NEWS RELEASE
Enbridge to Evaluate Strategic Alternatives for CLH Investment
CALGARY, ALBERTA February 13, 2008 — Enbridge Inc (TSX:ENB) (NYSE:ENB) announced today that it has engaged Citigroup Global Markets Inc. to assist it in evaluating strategic alternatives for monetizing its investment in Compañia Logistica de Hidrocarburos (“CLH”). These alternatives include the potential sale of some or all of Enbridge’s 25% shareholding in the company. The Company cautions, however, that there can be no assurance that this evaluation will result in any specific transaction, or if a transaction does occur, of the timing of such a transaction.
CLH is the leading company in the Spanish market for the transportation, storage and distribution of refined petroleum products. Its operating assets include 100% of the refined products pipeline network in Spain, as well as 63% of the total product storage capacity in the country.
“Enbridge acquired its 25% interest in CLH in 2002,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge, Inc. “Since that time we have been very pleased with the performance of the company. CLH has exceeded all of our earnings and cash flow expectations, and continues to present strong growth prospects for the foreseeable future. However, recent transactions in the marketplace have highlighted the significant untapped value in our CLH investment which we believe can best be redeployed to support our other priority growth initiatives.”
Proceeds from any monetization of the CLH investment would be applied toward funding Enbridge’s extensive list of expansion projects in its core North American crude oil pipeline business.
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,500 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Jennifer Varey
Media
(403) 508-6563
Toll free: (888) 992-0997
Email: jennifer.varey@enbridge.com
or
Enbridge Inc.
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com
Website: www.enbridge.com